SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Maggie Johns
Director of Corporate Communication	PortfolioPR
212-421-0333	212-736-9224
Galit@otiglobal.com	pholm@portfoliopr.com

OTI REPORTS FIRST QUARTER OPERATING RESULTS
Revenues Up 12% to $5.3M
Cash Position Up 41% to $13.7M

Cupertino, CA, June 1, 2004 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments and petroleum payment, today reported operating results for the first quarter, ended March 31, 2004. Total revenues for the first quarter were $5,302,000 up from $4,729,000 in the first quarter of 2003. Net loss for the first quarter was $(1,989,000) or ($0.39) per share, including $(659,000) in non-recurring expenses related to restructuring and raising of capital, compared with $(1,149,000) or $(0.63) for the same period in 2003. Net loss for the quarter excluding expenses related to restructuring and raising of capital was $(1,330,000). Cash and cash equivalents for the first quarter were $13,692,000 a 41% increase from $9,712,000 at the end of the FY2003. Increases in revenues for the quarter are the result of OTI’s focus on developing marketing alliances, as well as its business model of generating higher margin service fees and transaction fees that result in recurring revenues.

Several petroleum payment business developments took place in the first quarter. The Company reported record volume growth by BP South Africa, from 100 million liters (26.5 million gallons) in 2002 to 175 million liters (46.2 million gallons) in 2003, with OTI’s petroleum payment solution, branded by BP as FuelMaster. OTI also reported the installation of the 200th gas station in Turkey using OTI’s petroleum payment system. In addition, the Company recently announced that it had entered into an agreement with Sasol Oil (NYSE:SSL), the largest oil company in South Africa, to create a large network of on-road retail convenience centers equipped with OTI’s petroleum payment solution.

Increasing its ability to provide micropayments solutions, OTI teamed up with the global payment technology leader Hypercom Corporation (NYSE:HYC) to deliver contactless electronic card payment terminals that will help to expand merchant and consumer use of contactless payment programs such as MasterCard’s PayPassTM.

OTI also extended its SmartID product line this quarter. The Company was awarded a contract to provide MediSmart solution consisting of contactless smart cards, readers and related software to the leading primary health care provider in South Africa, the CareCross HealthCare Network. The MediSmart program provides personal identification, medical records and benefit information that are secured using contactless card with biometric verification. The initial hardware installations in healthcare facilities are scheduled to begin during the second half of the year.

In addition, the Xinhua News agency in China reported that new electronic ID cards carrying OTI’s technology would be issued to 200,000 residents of two of Shanghai’s districts during the first half of this year as part of the first phase of the China ID program.

Recently, OTI announced it had completed equity financing of $15.1 million to institutional investors. The funds will be used to support large scale implementation of one or more new projects that OTI is about to undertake for its customers, to enable OTI to increase its role in the delivery channel for the different projects, and to support OTI’s strategic growth in other respects. Expenses relating to raising and corporate restructuring of capital have an impact on OTI’s operating expenses for the first and second quarter.

Oded Bashan, President and CEO of OTI said, “Over the course of the past year, OTI has continued to focus on forming marketing alliances in the micropayments, petroleum payments, homeland security and ID applications markets. We’re implementing a business model that focuses on higher margin, service fees and recurring transaction and license fees. I am confident that these strategic shifts and corporate restructuring will better position the company for the future.”

The Company has scheduled a conference call and simultaneous Webcast for Tuesday, June 1, 2004, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, President OTI America, for 10:00 AM EDT to discuss operating results and future outlook. To participate, call: 1-800-963-8290 (U.S. toll free), 1-800-931-5196 (Israel toll free), 0-800-182-1463 (Germany toll free), or 1-973- 409-9260 (standard international) ID Code: 481430. To attend the Webcast, use the following links:

Real Player Webstream Link:

http://orion.calleci.com/servlet/estreamgetevent?id=3821&folder=webstream

Windows Media Webstream Link:

http://orion.calleci.com/servlet/estreamgetevent?id=3823&folder=webstream

For those unable to participate, the teleconference will be available for replay for 48 hours by calling U.S: 877-519-4471 or International: 973-341-3080 and entering the PIN number # 4814309.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on http://www.otiglobal.com or www.portfoliopr.com

TABLES FOLLOW

On Track Innovations Ltd.
and its consolidated subsidiaries

	March 31 2004	December 31 2003
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$13,692	$9,712
Short-term investments	142	999
Trade receivables (net of allowance for doubtful
accounts of $ 271 and $ 282 as of March 31, 2004 and
December 31, 2003, respectively)	3,119	3,223
Other receivables and prepaid expenses	1,945	881
Inventories	4,257	4,069

Total current assets	23,155	18,884

Severance Pay Deposits Fund	608	906

Property, Plant and Equipment, Net	5,639	5,770

Other Intangible Assets, Net	278	325

Goodwill	5,383	5,383

Total assets	$35,063	$31,268

On Track Innovations Ltd.
and its consolidated subsidiaries

	March 31 2004	December 31 2003
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$2,199	$1,751
Trade payables	3,325	3,339
Other current liabilities	2,378	2,624

Total current liabilities	7,902	7,714

Long-Term Liabilities
Long-term loans, net of current maturities	2,920	3,121
Accrued severance pay	1,135	1,130

Total long-term liabilities	4,055	4,251

Total liabilities	11,957	11,965

Shareholders' Equity
Ordinary share of NIS 0.1 par value: authorized -
10,000,000 shares as of December 31, 2003 and March 31,
2004; issued and outstanding - 4,778,715 and 5,647,861
shares as of December 31, 2003 and March 31, 2004,
respectively.	138	119
Additional paid-in capital	65,077	59,965
Deferred stock compensation	(578)	(1,257)
Accumulated other comprehensive income	269	287
Accumulated deficit	(41,800)	(39,811)

Total shareholder's equity	23,106	19,303

Total liabilities and shareholders' equity	$35,063	$31,268

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its consolidated subsidiaries

Consolidated Financial Statements of Operations

US dollars in thousands, except per share data

	Three months ended March 31		Year ended December 31
	2004	2003	2003
	(Unaudited)	(Unaudited)	(Audited)

Revenues
Products	$4,627	$4,084	$17,245
Non-recurring engineering	112	174	284
Licensing and transaction fees	217	221	808
Customer service and technical support	346	250	1,258

Total revenues	5,302	4,729	19,595

Cost of Revenues
Products	2,850	2,143	8,678
Non-recurring engineering	37	59	109
Customer service and technical support	160	132	691

Total cost of revenues	3,047	2,334	9,478

Gross profit	2,255	2,395	10,117

Operating Expenses
Research and development	784	1,007	3,159
Less - participation by the Office of the
Chief Scientist	163	244	853

Research and development, net	621	763	2,306
Selling and marketing	1,295	966	4,092
General and administrative	1,484	1,273	5,853
Amortization of goodwill and intangible assets	47	47	188
Expenses relating to restructuring and
raising of capital	659	-	-

Total operating expenses	4,106	3,049	12,439

Operating loss	(1,851)	(654)	(2,322)
Financial expenses, net	(6)	(199)	(897)
Other expenses, net	(26)	(221)	(244)

Loss before income taxes	(1,883)	(1,074)	(3,463)
Taxes on income	(106)	(75)	(104)

Net loss	$(1,989)	$(1,149)	$(3,567)

Basic and diluted net loss per ordinary share	$(0.39)	$(0.63)	$(1.52)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary shares	5,120,321	1,829,919	2,354,254

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: June 1st, 2004